November 8, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Larry Spirgel

Re:           Narrowstep Inc., Amendment No. 1 to Registration Statement on Form SB-2  (Registration No. 333-145900), Post-Effective Amendment No. 4 to Registration Statement on Form SB-2  (Registration No. 333-134023) and Post-Effective Amendment No. 4 to Registration Statement on Form SB-2  (Registration No. 333-130158) (collectively, the “Registration Statements”)

Dear Mr. Spirgel:

Narrowstep Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statements be accelerated to 4:30 p.m. E.D.T. on Friday, November 9, 2007, or as soon thereafter as is practicable.  In connection with this request, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NARROWSTEP INC.

By:	/s/ David C. McCourt
Name: David C. McCourt
Title: Chairman of the Board of Directors, Interim Chief Executive Officer and Interim Chief Operating Officer